Exhibit (a)(1)

RECOMMENDATION TO REJECT THE UNSOLICITED
MACKENZIE MINI-TENDER OFFER

If you are considering selling your shares in American Realty Capital — Retail Centers of America, Inc. to certain entities managed by MacKenzie Capital Management, LP, please read all of the information below.

January 3, 2017

Dear RCA Stockholder:

Recently you may have received an unsolicited mini-tender offer from Coastal Realty Business Trust (an entity where MacKenzie Capital Management, LP is the manager, trustee or general partner, collectively “MacKenzie” or the “Offerors”) to purchase up to 1,000,000 shares of common stock of American Realty Capital — Retail Centers of America, Inc. (“RCA”), at a price equal to $5.50 per share (the “Mini-Tender”).

You should be aware that RCA is not affiliated with MacKenzie. In addition, we do NOT believe that this offer is in the best interest of our stockholders. Third-party unsolicited tender offers of this type are often an attempt to profit at your expense. In this case, the Mini-Tender offer price of $5.50 per share is $3.50 less than $9.00, the latest estimated per-share net asset value that RCA reported in its Current Report on Form 8-K on March 18, 2016 (the “Estimated Per-Share NAV”). This translates to a discount of 39% to the Estimated Per-Share NAV. This is the most recent estimate of RCA’s per-share net asset value, and RCA’s board of directors (the “Board”) has no reason to believe that any events have occurred since this value was established that would have a significant negative impact on that Estimated Per-Share NAV.

OUR BOARD HAS REVIEWED THE TERMS OF THE MINI-TENDER AND UNANIMOUSLY RECOMMENDS THAT YOU REJECT THIS UNSOLICITED OFFER AND NOT TENDER YOUR SHARES OF COMMON STOCK. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY MATERIALS YOU MAY HAVE RECEIVED.

This recommendation is being made after considering several factors, including:

•	The Board believes that the benefits that stockholders receive from the proposed merger (the “Merger”) with American Finance Trust, Inc. (“AFIN”) would be greater than the benefits of the Mini-Tender. The benefits of the Merger include:
º	The per share consideration in the Merger is expected to be higher than the Offer Price. Based on the AFIN Estimated Per-Share NAV[1], the value of the AFIN Common Stock received would be $9.31, which would result in total consideration of $10.26 (the “Estimated Merger

[1]	On March 18, 2016, AFIN announced that its independent directors, comprising a majority of the board of directors, unanimously approved an estimated per-share net asset value of its Common Stock equal to $24.17 as of December 31, 2015 (the “AFIN Estimated Per-Share NAV”).

The AFIN Estimated Per-Share NAV takes into consideration the appraisals of AFIN’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by AFIN’s board of directors and is based on certain assumptions and subject to certain limitations all discussed in AFIN’s filing with the SEC on Form 8-K dated March 18, 2016.

AFIN will continue to publish an updated AFIN Estimated Per-Share NAV on at least an annual basis. Any updated AFIN Estimated Per-Share NAV may be higher or lower than $24.17 per share.

Consideration”) for each share of Company common stock. The Offer Price of $5.50 is $4.76 less than the Estimated Merger Consideration.

▪	On September 7, 2016, the Company announced that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock, excluding shares owned by AFIN, the Merger Sub or any of their respective subsidiaries, will be converted into the right to receive 0.385 shares of AFIN common stock and $0.95 in cash.
▪	The completion of the Merger is subject to various conditions, including, among other things, approval of the Merger and the other transactions contemplated by the Merger Agreement by the affirmative vote of not less than a majority of the votes cast by the holders of AFIN’s common stock provided that a quorum is present at the special meeting to be held on February 13, 2017, the approval of the Merger by the affirmative vote of holders of a majority of the Company’s common stock entitled to vote at the special meeting to be held on February 13, 2017 and the approval of AFIN’s common stock for listing on the New York Stock Exchange, although AFIN’s common stock is not required to be listed upon the effective time of the Merger. Moreover, each party’s obligation to consummate the Mergers is subject to certain other conditions, including the accuracy of the other party’s representations and warranties (subject to customary qualifications) and the other party’s material compliance with its covenants and agreements contained in the Merger Agreement.
º	the receipt of shares of AFIN common stock as part of the RCA merger consideration, which provides RCA stockholders the opportunity to participate in the future growth of the combined company and is expected to provide a number of significant potential strategic opportunities and benefits, including diversified property type, asset class, tenant base and geography;
º	the cash payment to stockholders of $0.95 in cash per share;
º	the per share distribution following closing equivalent to the cash per share distribution stockholders currently receive on an annual basis;
º	the expected strengthening of the safety of distributions to stockholders and lower market cycle risk;
º	the lower cost of capital of the combined company as a result of its increased scale which better positions the company for future liquidity opportunities; and
º	the significant cost savings and synergies estimated at $10.9 million for shareholders of the combined company through a reduction in asset management fees and duplicative general and administrative costs.
•	The Board believes the Offer Price is significantly less than the current and potential value of the Company’s Common Stock, even if the Merger is not consummated. On March 11, 2016, the Company announced that its independent directors, comprising a majority of the Board, unanimously approved an estimated per-share net asset value of its Common Stock equal to $9.00 as of December 31, 2015 (the “Estimated Per-Share NAV”). The Offer Price of $5.50 is $4.50 less than the Estimated Per-Share NAV. This translates to a discount of 39% to the Estimated Per-Share NAV.

As previously disclosed to Stockholders, the Estimated Per-Share NAV takes into consideration the appraisals of the Company’s real estate and loan assets performed by an independent valuation firm in accordance with the valuation guidelines previously established by the Board and is based on certain assumptions and subject to certain limitations all discussed in the Company’s filing with the SEC on Form 8-K dated March 11, 2016. The Company will continue to publish an updated Estimated Per-Share NAV on at least an annual basis. Any updated Estimated Per-Share NAV may be higher or lower than $9.00 per share.

•	The Offerors established a low Offer Price to meet its own business objectives. The Offerors acknowledge that in establishing the Offer Price of $5.50 per share, they are motivated to establish the lowest price which might be acceptable to Stockholders consistent with their objectives. The Offerors state that they have not made an independent appraisal of the Company’s Common Stock or its properties, and are not qualified to appraise real estate. The Offerors further state that they have applied a discount to the estimated per share value with the intention of making a profit by holding on to the shares until the Company is liquidated, hopefully at close to the full estimated liquidation value of the shares.
•	Stockholders participating in the Mini-Tender would lose the current and potential future value in the Company’s Common Stock. The Company currently pays distributions at an annualized rate of $0.64 per share, which equates to an annualized yield equal to 7.11% per share based on the most recent Estimated Per-Share NAV. Although the Board cannot provide any guarantee that the Company will maintain its rate of distributions in the future, Stockholders who choose to participate in the Mini-Tender by selling their shares to the Offerors will lose all rights attendant to the shares including the right to receive all future distributions, including any distributions made or declared after the expiration date of the Mini-Tender. In addition, Stockholders who choose to participate in the Mini-Tender will lose their ability to benefit from any appreciation in the price of the Company’s Common Stock.
•	There is no guarantee that the Mini-Tender can or will be completed as soon as the Offerors imply. The earliest that the Mini-Tender expires is January 24, 2017. This date may, however, be extended by the Offerors in their sole discretion. In addition, if more than 1,000,000 shares of Common Stock are validly tendered in the Mini-Tender and not withdrawn, the Offerors will accept shares of Common Stock from tendering Stockholders (who do not elect the “All or None” option) on a pro rata basis.
•	The Mini-Tender may be amended. The Offerors expressly reserve the right, in their sole discretion, to amend the terms of the Mini-Tender in any respect, including by increasing or decreasing the Offer Price or by changing the number of shares being sought or the type of consideration, at any time before the offer expires. Although any amendment must be followed by a public announcement that conforms with applicable law (including Rule 14d-4(c)), the Offerors do not have an obligation to publish, advertise or otherwise communicate the public announcement, other than by issuing a press release.

RCA encourages you to follow the Board’s recommendation and not tender your shares to MacKenzie. If you have tendered or do tender your shares to MacKenzie, you may withdraw your tender before the expiration of the offer by sending a written or facsimile notice to MacKenzie.

Each stockholder must individually evaluate whether to tender his, her or its shares. The Board suggests stockholders carefully consider all the factors discussed in the Mini-Tender materials before deciding to participate. Please consult with your financial or tax advisor when considering the Mini-Tender.

RCA has filed a Schedule 14D-9 with the SEC providing additional detail regarding the Board’s recommendation in response to MacKenzie’s offer. The Schedule 14D-9 is available on the RCA website and the SEC’s website at www.sec.gov.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our stockholders. MacKenzie does not have access to ANY of your personal information or account information. In following the SEC guidelines for this Mini-Tender, MacKenzie is permitted to send materials to us that we must then forward to you, as is.

If you have any questions or need further information about your options, please feel free to contact RCA’s Investor Relations Department at 866-902-0063.

Katie P. Kurtz
Chief Financial Officer, Treasurer and Secretary

Certain statements contained herein other than historical facts may be considered forward-looking statements under federal securities laws. These forward-looking statements reflect the hopes, intentions, beliefs, expectations, or projections of and by RCA and its management, of the future and might be considered to be forward-looking statements under federal securities laws. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance, and involve risks and uncertainties. RCA’s actual future results may differ significantly from the matters discussed in these forward-looking statements, and RCA may not release revisions to these forward-looking statements to reflect changes after RCA has made these statements. Factors and risks that could cause actual results to differ materially from expectations include, among others, include, among others, the risk that RCA may not be able to complete the Merger within the expected time period or at all, due to various reasons, including, but not limited to, the failure to obtain approval by RCA’s stockholders and the stockholders of AFIN; the substantial expenses expected to incurred by RCA and AFIN related to the Merger, whether or not consummated; and the risk that the combined company may be unable to realize the anticipated benefits of the Merger or do so within the anticipated time frame. Other factors and risks that could cause actual results to differ materially from expectations include are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, RCA’s Annual Report on Form 10-K filed with the SEC on March 11, 2016, its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016, the Company’s proxy statement filed on December 16, 2016 and the Company’s future filings.